Planet Beach Franchising Corporation
5145 Taravella Road
Marrero, LA 70072
November 10, 2008
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Mr. John Zitko

Re:	Planet Beach Franchising Corporation
Registration Statement on Form S-1
Filed October 16, 2008
File No. 333-154332
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) Planet Beach Franchising Corporation (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 filed October 16, 2008 (the “S-1 Registration Statement”). The Company has elected to withdraw in lieu of amending the registration statement. No sales of the Company’s Common Stock have been or will be made pursuant to the S-1 Registration Statement. The Company intends to file a new Registration Statement with the Commission shortly.
The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use.
If you have any questions, please call Anthony J. Correro, III of Adams and Reese at (504) 585-0179 or the undersigned at Planet Beach at (504) 361-5550.
Very truly yours,
PLANET BEACH FRANCHISING CORPORATION

By:	/s/ Stephen P. Smith
Stephen P. Smith, CEO and President